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SEC FILE NUMBER
8-689111

SEC Mail Processing

MAR 08 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gordian Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3738 Mt. Diablo Blvd, Suite 301
(No. and Street)

Lafayette	CA	94549
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Robers	801-564-0342	chris@gordianinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Chris Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gordian Investments, as of March 1st, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or ~~equivalent person, as the case may be,~~ has any proprietary interest in any account classified solely as that of a customer.

Keesha Roberts
Notary Public, State of Utah
Commission # 705532
My Commission Expires
April 02, 2023

Signature: Chris Roberts

Title: CFO

Keesha Roberts
Notary Public

This filing contains (check all applicable boxes):**

☐ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GORDIAN INVESTMENTS, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Gordian Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Investments, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Gordian Investments, LLC's auditor since 2013.

Denver, Colorado
March 1, 2022

GORDIAN INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$87,288
Other receivables	2,549,157
Prepaid Expenses	340
	$2,636,785

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts Payable	2,313,973
Total liabilities	$2,313,973
COMMITMENTS AND CONTINGENCIES (Note 3)	
MEMBERS' EQUITY (Note 2)	$322,812
	$2,636,785

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Gordian Investments LLC (the "Company") was approved on March 12, 2012 to operate as a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and private placement services.

Rule 15c3-3 Exemption

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. & C.F.R. 240.15c3-3 (k)(2)(i) for the period January 1, 2021 through September 30, 2021. The Company met the identified exemption provisions in 17 C.F.R. & 240.15c3-3(k) for the period January 1, 2021 through September 30, 2021 without exception.

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. & 240.15c3-3. The Company met the identified provisions of Footnote 74 for the period October 1, 2021 through December 31, 2021 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Revenue Recognition

Investment banking fees include fees arising from securities offerings and private placements in which the Company acts as an agent. In accordance with ASC 606, investment banking fees are recorded on the completion date of the securities offering.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, investment banking fees receivable, other receivables, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $87,288 and $154,265, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 26.51 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.
As of December 31, 2021, the Company was not in compliance with its net capital provision. The Company made the required notification and cured the net capital violation on January 31, 2022.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 – PAYMENT PROTECTION PROGRAM (PPP) LOANS

In May 2020, the Company received loan proceeds in the amount of $52,565 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The PPP Loan is evidenced by a promissory note, dated as of May 1st, 2020 (the "Note"), between the Company, as Borrower, and Chase Bank, as Lender (the "Lender"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance. No payments of principal or interest are due during the six-month period beginning on the date of the Note (the "Deferral Period").

The Company intends to use the entire loan amount for qualifying expenses. The Company has obtained full forgiveness of the PPP Loan and any interest accrued during 2021.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gordian Investments, LLC

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) Gordian Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from January 1, 2021 through September 30, 2021 without exception and the company's compliance with Footnote 74 of SEC Release 34-70073 in which (1) Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from October 1, 2021 through December 31, 2021 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
March 1, 2022

Gordian Investments, LLC

January 28, 2022

Spicer Jeffries LLP
4601 DTC Boulevard, Suite 700
Denver, CO 80237

EXEMPTION REPORT

Gordian Investments, LLC, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R. & C.F.R. 240.15c3-3 (k)(2)(i) for the period January 1, 2021 through September 30, 2021. The Company met the identified exemption provisions in 17 C.F.R. & 240.15c3-3(k) for the period January 1, 2021 through September 30, 2021 without exception.

2. We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. & 240.15c3-3. The Company met the identified provisions of Footnote 74 for the period October 1, 2021 through December 31, 2021 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

To the best of my knowledge and belief, this Exemption Report is true and correct.

Christopher Roberts

Christopher Roberts
Financial and Operations Principle